Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		June 30, 2026	December 31, 2025
(In millions of Canadian dollars)	Notes	$	$

ASSETS
Current
Cash and cash equivalents	3a	377.3	398.1
Trade and other receivables	4	1,440.1	1,306.5
Unbilled receivables		831.3	761.6
Contract assets		133.8	111.2
Income taxes recoverable		125.6	127.5
Prepaid expenses		91.8	66.7
Other assets	6	21.7	19.2
Total current assets		3,021.6	2,790.8
Non-current
Property and equipment		311.3	308.4
Lease assets	5	551.1	545.4
Goodwill		3,316.0	3,221.8
Intangible assets		530.4	594.5
Net employee defined benefit plan asset	14	78.7	87.4
Deferred tax assets		105.0	115.4
Other assets	6	280.2	293.2
Total assets		8,194.3	7,956.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	7	21.3	29.6
Trade and other payables	3a	1,046.4	1,125.3
Lease liabilities		112.0	113.6
Deferred revenue		555.4	581.7
Income taxes payable		36.0	26.5
Long-term debt	7	149.8	291.0
Provisions	8	56.0	46.5
Other liabilities	9	33.9	51.8
Total current liabilities		2,010.8	2,266.0
Non-current
Lease liabilities		616.7	585.4
Long-term debt	7	1,848.6	1,527.3
Provisions	8	187.3	191.2
Net employee defined benefit plan liability	14	20.1	18.9
Deferred tax liabilities		76.7	72.6
Other liabilities	9	40.1	55.1
Total liabilities		4,800.3	4,716.5
Total shareholders’ equity		3,394.0	3,240.4
Total liabilities and shareholders' equity		8,194.3	7,956.9
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended June 30,		For the two quarters ended June 30,
		2026	2025	2026	2025
(In millions of Canadian dollars, except per share amounts)	Notes	$	$	$	$
Gross revenue		2,228.0	1,964.3	4,295.7	3,887.9
Less subconsultant and other direct expenses		447.4	367.6	820.8	738.2

Net revenue		1,780.6	1,596.7	3,474.9	3,149.7
Direct payroll costs	14	809.9	732.0	1,590.1	1,441.5

Project margin		970.7	864.7	1,884.8	1,708.2

Administrative and marketing expenses	11,13,14	648.2	598.3	1,296.5	1,210.3
Depreciation of property and equipment		18.1	17.3	35.8	34.9
Depreciation of lease assets		35.3	31.1	69.8	63.3
Amortization of intangible assets		40.3	31.3	82.9	60.0
Net impairment (reversal) of lease assets	5	12.9	(0.8)	12.9	(0.9)
Net interest expense and other net finance expense	15	27.0	21.2	51.1	42.6
Other income	16	(11.2)	(12.8)	(10.9)	(11.1)

Income before income taxes		200.1	179.1	346.7	309.1

Income taxes
Current		34.7	48.0	69.2	80.5
Deferred		15.1	(4.3)	16.4	(6.9)

Total income taxes		49.8	43.7	85.6	73.6

Net income for the period		150.3	135.4	261.1	235.5

Weighted average number of shares outstanding - basic and diluted		113,560,104	114,066,995	113,812,149	114,066,995

Shares outstanding, end of the period		112,399,703	114,066,995	112,399,703	114,066,995

Earnings per share - basic and diluted		1.32	1.19	2.29	2.06
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended June 30,		For the two quarters ended June 30,
		2026	2025	2026	2025
(In millions of Canadian dollars)	Notes	$	$	$	$
Net income for the period		150.3	135.4	261.1	235.5
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	13	82.9	(108.4)	138.3	(89.9)
Net unrealized (loss) gain on financial instruments	6,13	(2.7)	2.5	(6.0)	3.8
		80.2	(105.9)	132.3	(86.1)
Items not to be reclassified to net income:
Remeasurement loss on net employee defined benefit plans	14	(8.4)	—	(8.4)	—

Other comprehensive income (loss) for the period, net of tax		71.8	(105.9)	123.9	(86.1)

Total comprehensive income for the period, net of tax		222.1	29.5	385.0	149.4
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 11)	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2024	114,066,995	1,271.3	5.5	1,370.4	297.9	2,945.1
Net income				235.5		235.5
Other comprehensive loss					(86.1)	(86.1)
Total comprehensive income				235.5	(86.1)	149.4
Dividends declared				(51.4)		(51.4)

Balance, June 30, 2025	114,066,995	1,271.3	5.5	1,554.5	211.8	3,043.1

Balance, December 31, 2025	114,066,995	1,271.3	5.5	1,747.0	216.6	3,240.4
Net income				261.1		261.1
Other comprehensive income					123.9	123.9
Total comprehensive income				261.1	123.9	385.0
Shares repurchased (note 11)	(1,667,292)	(22.1)	(0.1)	(153.7)		(175.9)
Dividends declared (note 11)				(55.5)		(55.5)

Balance, June 30, 2026	112,399,703	1,249.2	5.4	1,798.9	340.5	3,394.0
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended June 30,		For the two quarters ended June 30,
		2026	2025	2026	2025
(In millions of Canadian dollars)	Notes	$	$	$	$
OPERATING ACTIVITIES
Net income		150.3	135.4	261.1	235.5
Add (deduct) items not affecting cash:
Depreciation and amortization		93.7	79.7	188.5	158.2
Net impairment (reversal) of lease assets	5	12.9	(0.8)	12.9	(0.9)
Deferred income taxes		15.1	(4.3)	16.4	(6.9)
Share-based compensation	11	5.5	11.6	19.6	23.6
Provisions		16.8	10.5	40.3	31.8
Other non-cash items		(4.7)	1.3	4.3	5.3
		289.6	233.4	543.1	446.6
Trade and other receivables		(84.8)	75.4	(118.0)	213.8
Unbilled receivables		(34.1)	(54.9)	(68.7)	(116.8)
Contract assets		(1.8)	(0.5)	(22.6)	(11.8)
Prepaid expenses		9.2	5.3	(25.0)	(13.0)
Income taxes net recoverable		(4.9)	(55.5)	15.5	(56.4)
Trade and other payables and other accruals		(49.2)	(67.7)	(193.9)	(210.6)
Deferred revenue		(5.4)	(1.5)	(14.1)	(17.1)
		(171.0)	(99.4)	(426.8)	(211.9)
Net cash flows from operating activities		118.6	134.0	116.3	234.7
INVESTING ACTIVITIES
Business acquisitions, net of cash acquired		—	(36.8)	—	(36.8)
Purchase of investments held for self-insured liabilities	6	(12.2)	(17.4)	(60.6)	(58.8)
Proceeds from sale of investments held for self-insured liabilities	6	10.1	13.7	83.0	48.2
Purchase of property and equipment and intangible assets		(20.0)	(19.0)	(41.5)	(35.1)
Other		1.2	0.2	1.6	1.6
Net cash flows used in investing activities		(20.9)	(59.3)	(17.5)	(80.9)
FINANCING ACTIVITIES
Net proceeds from issue of senior unsecured notes	7	—	422.9	—	422.9
Net proceeds (repayment) from revolving credit facility	7	274.4	(311.0)	348.4	(256.0)
Repayment of term loan credit facility	7	(100.0)	—	(100.0)	—
Repayment of notes payable and other financing obligations	7	(30.4)	(23.9)	(87.9)	(75.1)
Net proceeds (repayment) of bank indebtedness		3.8	9.1	(8.3)	9.1
Net lease payments		(39.1)	(36.9)	(81.0)	(70.6)
Repurchase of shares for cancellation	11	(175.9)	—	(175.9)	—
Payment of dividends to shareholders	11	(27.9)	(25.7)	(53.6)	(49.6)
Net cash flows (used in) from financing activities		(95.1)	34.5	(158.3)	(19.3)
Foreign exchange gain (loss) on cash held in foreign currency		17.0	(18.7)	25.7	(18.5)
Net increase (decrease) in cash and cash equivalents		19.6	90.5	(33.8)	116.0
Cash and cash equivalents, December 31, 2025 as originally presented		—	—	398.1	—
Impact of change in accounting policy on January 1, 2026	3a	—	—	13.0	—
Revised cash and cash equivalents, beginning of the period		357.7	254.0	411.1	228.5
Cash and cash equivalents, end of the period		377.3	344.5	377.3	344.5
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the two quarters ended June 30, 2026, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on August 12, 2026. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the two quarters ended June 30, 2026 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2025 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million, except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2025, except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets, and liabilities. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2025 annual consolidated financial statements.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoptions
On January 1, 2026, the Company adopted the International Accounting Standards Board (IASB) issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) on a retrospective basis. The amendments clarify that financial liabilities are derecognized on the settlement date, subject to an accounting policy choice for certain financial liabilities settled through an electronic payment system; clarify the classification and measurement requirements for financial assets with Environmental, Social, and Governance linked and non-recourse features; and add certain disclosure requirements.

Adopting the amendments resulted in a change in the accounting policy for derecognition of liabilities settled with cash. Previously, the Company derecognized liabilities settled with cash on payment instruction. Under the new policy, the Company has elected to apply the optional exception to derecognize financial liabilities settled through

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-7	Stantec Inc.

qualifying electronic payment systems on payment instruction, while financial liabilities settled through other methods are derecognized on settlement.

The amendments apply retrospectively; however, the Company was not required to restate prior periods to reflect their application under transitional provisions. The adjustment to cash and cash equivalents and trade and other payables at January 1, 2026 is reflected in the consolidated statements of cash flows. The amendments did not have any other material effects on the consolidated financial statements of the Company.

b) Future adoptions
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows, IAS 33 Earnings per Share, and IAS 34 Interim Financial Reporting. IFRS 18 will introduce a defined structure for the statement of profit or loss and add disclosures about management-defined performance measures (MPMs) and new principles for aggregation and disaggregation of information. The standard will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted.

The Company is currently assessing the impact of these new and amended accounting standards on its presentation and disclosure. The most significant expected impacts identified through its preliminary assessment are described below:
•Statement of Income or Loss: Although the adoption of IFRS 18 will have no impact on the Company’s net income or loss, the presentation of the Company’s consolidated statements of income or loss will change, including the reclassification of income and expenses into operating, investing, and financing categories and the presentation of two new subtotals, ‘operating profit or loss’ and ‘profit or loss before financing and income taxes’.
•Statement of Cash Flows: The consequential amendments to IAS 7 will result in a change to the starting point for determining cash flows from operations from ‘net income or loss’ to ‘operating profit or loss’, as well as the reclassification of interest and dividends received and interest paid from operating activities to investing and financing activities, respectively.
•Notes to the Financial Statements: Certain financial measures and related information currently reported as ‘Non-IFRS and Other Financial Measures’ in the Company’s management discussion & analysis are expected to be MPMs under IFRS 18, resulting in additional disclosures in the notes to the consolidated financial statements.

The actual impacts of adopting the new and amended accounting standards on January 1, 2027 may change as the Company has not finalized its assessment.

4.Trade and Other Receivables

	June 30, 2026	December 31, 2025
	$	$
Trade receivables, net of expected credit losses of $4.0 (2025 – $3.0)	1,379.8	1,260.2
Holdbacks and other	42.3	31.8
Insurance receivables	18.0	14.5
Trade and other receivables	1,440.1	1,306.5

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
June 30, 2026	1,383.8	845.2	273.2	95.8	53.6	116.0
December 31, 2025	1,263.2	741.2	274.7	106.1	41.0	100.2

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-8	Stantec Inc.

5.Lease Assets
As part of the Company’s strategic plan and acquisition integration activities, the real estate portfolio is evaluated for opportunities to generate positive returns from subleasing otherwise underutilized office space. During the two quarters ended June 30, 2026, the Company executed certain subleasing agreements that resulted in a net impairment of the related lease assets of $12.9 primarily in the Canada reportable segment (June 30, 2025 - net impairment reversal of $0.9 primarily in the United States reportable segment).The impairment charges were calculated based on the value-in-use method.

6.Other Assets

		June 30, 2026	December 31, 2025
	Notes	$	$
Financial assets
Investments held for self-insured liabilities	12	205.4	215.1
Holdbacks on long-term contracts		27.9	26.1
Derivative financial instruments	12,13	6.9	16.2
Insurance recovery assets		4.6	5.1
Other		40.6	33.8
Non-financial assets
Other		16.5	16.1
		301.9	312.4
Less current portion - financial		20.0	17.6
Less current portion - non-financial		1.7	1.6
Long-term portion		280.2	293.2

Financial assets — Other primarily includes sublease receivables and deposits. Non-financial assets — Other primarily includes transaction costs on long-term debt, investment tax credits, and investments in joint ventures and associates.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-9	Stantec Inc.

7.Long-Term Debt

		June 30, 2026	December 31, 2025
	Notes	$	$
Senior unsecured notes	12	972.0	971.6
Revolving credit facilities		365.0	16.0
Term loan and bilateral facilities		307.5	407.5
Notes payable	12	327.3	364.7
Other financing obligations		26.6	58.5
		1,998.4	1,818.3
Less current portion		149.8	291.0
Long-term portion		1,848.6	1,527.3

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
•$300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum;
•$250 of notes that mature on June 27, 2030, bearing interest at a fixed rate of 5.393% per annum; and
•$425 of notes that mature on June 10, 2032, bearing interest at a fixed rate of 4.374% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit, term loan, and bilateral facilities
The Company has syndicated senior credit facilities consisting of an unsecured senior revolving credit facility in the maximum amount of $1.2 billion, an unsecured senior term loan of $310 in two tranches (comprised of $150 tranche B and $160 tranche C), and access to additional funds of $600 subject to approval and under the same terms and conditions. The senior revolving credit and term loan facilities may be repaid from time to time at the option of the Company.

The funds available under the senior revolving credit facility are reduced by overdrafts and outstanding letters of credit issued pursuant to the facility agreement. At June 30, 2026, $813.7 (December 31, 2025 - $1,164.1) was available under the senior revolving credit facility.

The Company also has an unsecured revolving bilateral credit facility of US$100 which remained undrawn as at June 30, 2026 . The Company's unsecured term bilateral credit facility of $100 matured on June 26, 2026.

On June 18, 2026, the Company amended the syndicated senior credit facilities and unsecured revolving bilateral credit facility to change certain terms and conditions, including extending the maturity dates of the revolving credit facility from June 11, 2030 to June 18, 2031, the tranche B term loan from June 27, 2027 to June 18, 2029, tranche C of the term loan from June 27, 2029 to June 18, 2031, and the revolving bilateral credit facility from July 15, 2027 to July 14, 2028. The amendments to the terms and conditions were not considered substantial and, as such, were accounted for as debt modifications.

The average interest rate for the revolving credit facilities and term loan facilities at June 30, 2026, was 3.93% (December 31, 2025 – 3.77%).

The Company is subject to restrictive covenants related to its revolving credit facility, term loan and bilateral facilities, and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2025. The Company was in compliance with these covenants as at and throughout the two quarters ended June 30, 2026.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-10	Stantec Inc.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 and an overdraft facility of up to AU$5, repayable on demand. Bank indebtedness also includes overdrafts drawn under the terms of the Company’s syndicated senior credit facilities.

Notes payable and other finance obligations
Notes payable consists primarily of amounts issued to sellers for acquisitions and are due at various times from 2026 to 2028. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements.

The Company has other financing obligations for software (included in intangible assets), equipment, and leasehold improvements. These obligations expire at various dates before February 2029.

Letter of credit and surety facilities
The Company issues letters of credit within its revolving credit facility and has separate facilities outside of its revolving credit facility that provide letters of credit. The Company also enters into bonds for certain projects.

8.Provisions

	Self-insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$
January 1, 2026	119.1	63.9	35.5	19.2	237.7
Current period provisions	24.4	26.5	1.9	1.9	54.7
Paid or otherwise settled	(27.5)	(16.9)	(1.4)	(9.5)	(55.3)
Impact of foreign exchange	3.0	2.2	0.9	0.1	6.2
	119.0	75.7	36.9	11.7	243.3
Less current portion	12.5	32.9	4.5	6.1	56.0
Long-term portion	106.5	42.8	32.4	5.6	187.3

9.Other Liabilities

	June 30, 2026	December 31, 2025
	$	$
Cash-settled share-based compensation	50.0	81.1
Other	24.0	25.8
	74.0	106.9
Less current portion	33.9	51.8
Long-term portion	40.1	55.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-11	Stantec Inc.

10. Contingencies
The Company's services can result in substantial injury or damages that may expose it to legal proceedings, investigations and disputes. The nature of the Company’s legal claims and the provisions recorded for these claims are described in notes 4, 5 and 21 of the annual consolidated financial statements for the year ended December 31, 2025. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to probable claims for which a range of possible outcomes cannot be reasonably estimated or relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will not accrue any provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

11. Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 2,281,339 common shares during the period March 12, 2026 to March 11, 2027, and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. During the first two quarters of 2026, 1,667,292 common shares were repurchased for cancellation, pursuant to the NCIB, at a cost of $175.9 (June 30, 2025 - no shares were repurchased for cancellation). As at June 30, 2026 and December 31, 2025, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2026:

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 13, 2025	December 31, 2025	January 15, 2026	0.225	25.7
February 25, 2026	March 31, 2026	April 15, 2026	0.245	27.9
May 13, 2026	June 30, 2026	July 15, 2026	0.245	—

At June 30, 2026, trade and other payables included $27.6 related to the dividends declared on May 13, 2026.

Share-based payment transactions
During the second quarter of 2026, the Company recognized a net share-based compensation expense of $5.5 (June 30, 2025 - $11.6) in administrative and marketing expenses in the consolidated statements of income.

During the first two quarters of 2026, the Company recognized a net share-based compensation expense of $19.6 (June 30, 2025 - $23.6) in administrative and marketing expenses in the consolidated statements of income.

During the first two quarters of 2026, the Company granted 159,593 Performance Share Units (PSUs) at a fair value of $16.4 (June 30, 2025 - 112,609 units for $20.0) and 162,822 Restricted Share Units (RSUs) at a fair value of $17.2 (June 30, 2025 - 110,985 units for $15.7) under the same terms, conditions, and vesting requirements as the units issued in 2025.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-12	Stantec Inc.

During the first two quarters of 2026, 168,086 PSUs were paid at a value of $23.6 (June 30, 2025 - 236,770 PSUs were paid at a value of $35.1) and 101,718 RSUs were paid at a value of $11.6 (June 30, 2025 - 130,922 RSUs were paid at a value of $18.2).

12. Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first two quarters of 2026, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At June 30, 2026	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	6	205.4	—	205.4	—
Derivative financial instruments	6,13	6.9	—	6.9	—
Liabilities
Notes payable	7	327.3	—	—	327.3
Derivative financial instruments	9,13	8.9	—	8.9	—

At December 31, 2025
Assets
Investments held for self-insured liabilities	6	215.1	—	215.1	—
Derivative financial instruments	6,13	16.2	—	16.2	—
Liabilities
Notes payable	7	364.7	—	—	364.7
Derivative financial instruments	9,13	3.8	—	3.8	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-13	Stantec Inc.

The fair value of notes payable includes a forfeiture assumption which is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. The forfeiture assumption is based on historical forfeiture experience, which has not been significant. For payments with terms greater than one year, the estimated liability is discounted using market rates of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At June 30, 2026	Note	$	$	$	$
Senior unsecured notes	7	972.0	—	983.3	—

At December 31, 2025
Senior unsecured notes	7	971.6	—	979.4	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.
13. Financial Instruments
This note disclosure should be read in conjunction with the financial instruments section (note 24) in the annual consolidated financial statements for the year ended December 31, 2025.

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its restricted share units (RSUs) as a cash flow hedge, with a notional amount of $38.6 maturing between 2027 and 2029. The fair value of the TRSs are based on the difference between the hedged price and the fair value of the Company’s common shares and are recorded in other assets and other liabilities (notes 6 and 9).

As at June 30, 2026, the TRSs related to the Company's RSUs were a net liability with a fair value of $6.3 (December 31, 2025 - net asset with a fair value of $6.1). During the first two quarters of 2026, a loss of $9.1 ($6.8 net of tax) (June 30, 2025 - gain of $10.5 ($7.8 net of tax)) was recognized in other comprehensive income and a loss of $4.6 (June 30, 2025 - gain of $8.1) was reclassified to the consolidated statements of income as an offset to share-based compensation expense included in administrative and marketing expenses. The TRSs related to the Company's performance share units (PSUs) and deferred share units (DSUs), for which hedge accounting was not applied, was a net asset with an aggregate fair value of $2.6 at June 30, 2026 (December 31, 2025 - $7.0) and a net unrealized loss of $10.9 (June 30, 2025 – net unrealized gain of $15.4) which was recognized as an offset to share-based compensation expense included in administrative and marketing expenses in the consolidated statements of income.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. During the first two quarters of 2026, the Company recorded exchange differences on translation of foreign operations of $138.3 through other comprehensive income (loss), of which $96.8 related to goodwill. The Company does not hedge for this foreign exchange risk.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-14	Stantec Inc.

14. Employee Costs

		For the quarter ended June 30,		For the two quarters ended June 30,
		2026	2025	2026	2025
	Notes	$	$	$	$
Wages, salaries, and benefits		1,266.9	1,159.1	2,498.6	2,284.4
Pension costs		40.6	36.5	77.3	69.9
Net share-based compensation	11	5.5	11.6	19.6	23.6
Total employee costs		1,313.0	1,207.2	2,595.5	2,377.9
Direct labor		809.9	732.0	1,590.1	1,441.5
Indirect labor		503.1	475.2	1,005.4	936.4
Total employee costs		1,313.0	1,207.2	2,595.5	2,377.9

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

Employee defined benefit plans - bulk annuities
In February 2026, the Company converted its bulk buy-in annuity policy for a section of the UK pension scheme into buy-out annuity contracts. This conversion settled $103.1 of the Company’s defined benefit obligation and reduced the related plan assets by an equal amount. As a result, there was no net impact on the Company’s net employee defined benefit asset, net income, other comprehensive income, or cash flows.

In April 2026, the Company entered into a bulk buy-in annuity policy for a separate section of the UK pension scheme which resulted in a remeasurement adjustment of $8.4 (net of deferred tax expense of $2.8), representing the difference between the premium paid for the annuity policy and the value of the related defined benefit obligation. Future cash flows from this bulk annuity will match the amount and timing of certain benefits payable under the scheme. The bulk buy-in annuity does not extinguish the Company's risks and obligations under the plan.

15. Net Interest Expense and Other Net Finance Expense

	For the quarter ended June 30,		For the two quarters ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Total net interest expense	26.5	20.7	50.3	41.7
Other net finance expense	0.5	0.5	0.8	0.9
Net interest expense and other net finance expense	27.0	21.2	51.1	42.6

Interest expense on the Company’s long-term debt and bank indebtedness for the first two quarters of 2026 was $38.4 (June 30, 2025 – $32.1) (note 7). Interest on lease liabilities during the first two quarters of 2026 was $17.5 (June 30, 2025 - $14.6).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-15	Stantec Inc.

16. Other Income

	For the quarter ended June 30,		For the two quarters ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Realized gain on investments	(0.6)	—	(6.1)	(7.3)
Unrealized (gain) loss on equity securities	(9.8)	(7.9)	(1.9)	0.8
Other	(0.8)	(4.9)	(2.9)	(4.6)
Total other income	(11.2)	(12.8)	(10.9)	(11.1)

17. Cash Flow Information
A reconciliation of liabilities arising from financing activities for the two quarters ended June 30, 2026, is as follows:

	Senior Unsecured Notes	Revolving Credit, Term Loan, Bilateral Facilities	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2026	971.6	423.5	364.7	58.5	699.0	2,517.3
Statement of cash flows
Net proceeds (repayments)	—	248.4	(52.9)	(35.0)	(81.0)	79.5
Non-cash changes
Foreign exchange	—	—	10.7	0.6	17.4	28.7
Additions and modifications	—	—	—	2.1	92.2	94.3
Other	0.4	0.6	4.8	0.4	1.1	7.3
June 30, 2026	972.0	672.5	327.3	26.6	728.7	2,727.1

A reconciliation of liabilities arising from financing activities for the two quarters ended June 30, 2025, is as follows:

	Senior Unsecured Notes	Revolving Credit, Term Loan, Bilateral Facilities	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2025	548.1	661.6	116.8	57.0	642.2	2,025.7
Statement of cash flows
Net proceeds (repayments)	422.9	(256.0)	(48.3)	(26.8)	(70.6)	21.2
Non-cash changes
Foreign exchange	—	—	2.1	(1.2)	(4.4)	(3.5)
Additions and modifications	—	—	—	17.3	32.9	50.2
Acquisitions	—	—	14.8	0.1	2.8	17.7
Other	0.2	0.9	(0.1)	0.9	0.9	2.8
June 30, 2025	971.2	406.5	85.3	47.3	603.8	2,114.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-16	Stantec Inc.

	For the quarter ended June 30,		For the two quarters ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	33.8	93.1	42.9	125.0
Interest paid, net of receipts	34.7	23.8	48.1	39.5

18. Segmented Information
The Company provides comprehensive professional services worldwide. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the chief operating decision maker based on project margin and is measured consistently with project margin in the consolidated financial statements. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the quarter ended June 30, 2026
	Canada	United States	Global	Consolidated
	$	$	$	$
Gross revenue from external customers	460.8	1,229.3	537.9	2,228.0
Less subconsultants and other direct expenses and net revenue inter-segment allocations	57.6	304.8	85.0	447.4
Total net revenue	403.2	924.5	452.9	1,780.6
Direct payroll costs	192.2	409.5	208.2	809.9
Project margin	211.0	515.0	244.7	970.7

	For the quarter ended June 30, 2025
	Canada	United States	Global	Consolidated
	$	$	$	$
Gross revenue from external customers	460.9	1,041.2	462.2	1,964.3
Less subconsultants and other direct expenses and net revenue inter-segment allocations	67.2	221.6	78.8	367.6
Total net revenue	393.7	819.6	383.4	1,596.7
Direct payroll costs	183.7	368.2	180.1	732.0
Project margin	210.0	451.4	203.3	864.7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-17	Stantec Inc.

	For the two quarters ended June 30, 2026
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	894.7	2,365.0	1,036.0	4,295.7
Less subconsultants and other direct expenses and net revenue inter-segment allocations	115.2	548.0	157.6	820.8
Total net revenue	779.5	1,817.0	878.4	3,474.9
Direct payroll costs	371.7	810.2	408.2	1,590.1
Project margin	407.8	1,006.8	470.2	1,884.8

	For the two quarters ended June 30, 2025
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	886.6	2,093.0	908.3	3,887.9
Less subconsultants and other direct expenses and net revenue inter-segment allocations	120.8	468.5	148.9	738.2
Total net revenue	765.8	1,624.5	759.4	3,149.7
Direct payroll costs	356.3	729.4	355.8	1,441.5
Project margin	409.5	895.1	403.6	1,708.2
The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	June 30,	December 31,	For the quarter ended June 30,		For the two quarters ended June 30,
	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Canada	641.3	664.8	460.8	460.9	894.7	886.6
United States	2,804.9	2,766.8	1,229.3	1,041.2	2,365.0	2,093.0
United Kingdom	373.0	363.8	184.1	154.1	378.6	321.8
Australia	331.2	321.1	119.8	100.4	222.0	193.0
Other geographies	558.4	553.6	234.0	207.7	435.4	393.5
	4,708.8	4,670.1	2,228.0	1,964.3	4,295.7	3,887.9

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-18	Stantec Inc.

Gross revenue by services

	For the quarter ended June 30,		For the two quarters ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Buildings	606.5	435.3	1,144.7	870.3
Infrastructure	525.8	523.3	1,032.1	1,037.7
Water	483.4	427.4	946.0	850.2
Environmental Services	396.1	373.2	739.4	718.0
Energy & Resources	216.2	205.1	433.5	411.7
Total gross revenue from external customers	2,228.0	1,964.3	4,295.7	3,887.9

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No individual customer exceeds 10% of the Company’s gross revenue.

19. Events after the Reporting Period
Niche
On July 31, 2026, the Company acquired all of the issued and outstanding shares of Niche Environment and Heritage Pty Ltd and Ausecology Pty Ltd (collectively Niche). Niche Environment is a 200-person engineering and environmental consultancy firm with locations in the Australian states of Queensland, New South Wales, and Victoria. This acquisition will strengthen the Company's Environmental Services operations in the Global group of cash generating units.

Dividends
On August 12, 2026, the Company declared a dividend of $0.245 per share, payable on October 15, 2026, to shareholders of record on September 29, 2026.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data June 30, 2026	F-19	Stantec Inc.